UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 13, 2004

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

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1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi Cosi

Quinny

Baby Relax

Babidéal

MonBébé

Bébé Confort

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina Furniture

EXCHANGES

CANADA

TSX:

DII.A, DII.B

U.S.A.

NASDAQ:

DIIBF

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL TO ACQUIRE PACIFIC CYCLE

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Powerful brands will give Dorel leading position in U.S. bicycle industry

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Acquisition expected to add a minimum of US$0.75 per share in fiscal 2004

Montreal, January 13, 2004---Dorel Industries Ltd. (TSX: DII.A, DII.B; NASDAQ: DIIBF) today announced it is adding a significant new leg to the Company’s business by entering the bicycle industry through a major acquisition. The Company has signed a purchase agreement to acquire Wisconsin-based Pacific Cycle, a designer and supplier of bicycles and other recreational products, best known for its Schwinn, Mongoose and GT bicycle brands. “Pacific Cycle sells more bicycles than anyone else in the U.S. bicycle industry and its portfolio of powerful brands is one of the strongest in the sporting goods industry. Its business model is very similar to ours and provides numerous opportunities to significantly strengthen Dorel’s position as a global consumer products company,” stated Dorel President and CEO, Martin Schwartz.

The total value of the all-cash transaction is US$310 million and is being financed through additional debt facilities. The purchase is expected to close within three weeks upon receipt of regulatory approvals. Pacific Cycle is being purchased from an investment group led by Wind Point Partners, a private U.S. equity investment firm.

Mr. Schwartz said Dorel has amended its current credit facilities to accommodate both this acquisition and the Company’s future cash flow needs.  “Debt is the most efficient and cost effective source of financing. This acquisition, along with Dorel’s existing businesses, will generate sufficient cash flow to pay down debt.”

Pacific Cycle’s annual sales are in excess of US$325 million. The transaction will be immediately accretive and is expected to add at least US$0.50 per share to Dorel’s earnings in fiscal 2004, as well as at least an additional US$0.25 per share due to the impact of the acquisition on the Company’s average tax rate.

Powerful brands, strong customer relationships

Founded in 1977, Pacific Cycle is a leader in the design, marketing and distribution of high quality, branded bicycles and other recreational products.  In addition to the Schwinn, Mongoose and GT lines, Pacific Cycle also markets products under the Roadmaster, InStep, Pacific, and Murray labels.  Pacific Cycle combines these well-known brands with long-established, efficient Asian sourcing.  It distributes its brands through its strong relationships with high volume retailers, particularly in the mass channel as well as sporting goods chains and specialty independent dealers. This broad distribution has enabled Pacific Cycle to garner an industry-leading 27% share of total U.S. bicycle sales including 44% of the bicycle sales in the mass merchant sector.

Pacific’s brand portfolio enables it to serve virtually all consumer demographics, price categories and bicycling styles. With an 88% market awareness, Schwinn is an American icon dating back to 1895 and has a reputation for delivering high quality bicycles. It is one of the most widely recognized brands in the sporting goods industry. Mongoose has a 73% market awareness and is particularly well known in the aggressive, performance-oriented BMX bicycle and freestyle riding market.  The strength of Pacific’s brand portfolio also allows it to license its power brands domestically and internationally, thereby delivering profitable revenue while expanding the presence of the brands into additional product categories and markets.

“This transaction is consistent with our objectives and is aligned with Dorel’s strategy of growing our consumer goods to leverage the strong distribution channels that we have developed. Pacific Cycle does in bicycles what Dorel has been doing for years in juvenile and home furnishings products. Both companies have developed high quality products through domestic design, overseas sourcing and intensive marketing through long-established retailer relationships. We intend to leverage Pacific’s powerful brands to create a platform for future growth in leisure and recreational products, including natural extensions in our juvenile segment. Combined with Dorel’s resources, we are confident that Pacific’s management will take the company to a new level.”

Mr. Schwartz underlined Pacific’s longstanding sourcing relationships, citing its 25 years of experience in developing and sourcing quality products, predominantly from third party manufacturers in Asia. “Pacific has consistently been at the forefront of the overseas production model that now dominates the U.S. bicycling industry. This closely parallels Dorel’s manufacturing model and I foresee great opportunities in working together.”

Pacific management to remain

Pacific Cycle was founded by Chris Hornung in 1977. He began his career in the bicycle industry while completing a degree in Economics. In 1980 he began importing bicycles directly from suppliers in the Far East and developed relationships with key U.S. retailers. He directed Pacific’s purchase of Brunswick Bicycles in 2000, as well as the bicycle assets of the Schwinn/GT Corporation in 2001. Pacific will be run as a stand-alone Dorel division. As part of the transaction, Dorel has established financial arrangements with key Pacific Cycle executives that will ensure management continuity and provide a powerful incentive to continue Pacific Cycle’s strong performance.

The U.S. bicycle industry accounts for roughly US$5.5 billion in annual sales. New bicycles represent some US$2.5 billion, while parts, accessories and service total close to US$3.0 billion. Bicycle sales have averaged between 16 to 18 million units annually. “Pacific sells about 5 million bicycles each year and, as the largest player, has the potential to gain additional share through the added strength of Dorel.

“This is a very special day for Dorel. We have purchased a consumer products company with a great deal going for it, including some of the best known brands, powerful designs, established distribution channels, a highly motivated management team and strong cash flow. Most importantly, Pacific Cycle is an operation that is immediately accretive to earnings,” concluded Mr. Schwartz.

For further information, please visit www.pacific-cycle.com

Press Conference

A press conference will be held at 11:00 AM today to offer the media the opportunity to meet with Dorel and Pacific Cycle management. The event will be highly visual, offering excellent photo opportunities for both television and print media. On hand to provide spectacular mountain bike, BMX, and freestyle demonstrations will be, among others, riders Tim “Fuzzy”Hall, a Pro Dirt Jumping Legend and TJ Lavin, a Gravity Games gold medallist, three-time X-Games dirt jump champion and former “King of Dirt”. These athletes regularly appear on national television.

The press conference will be held at the Musée d’art contemporain de Montréal, 185 Sainte-Catherine street West (north-east corner Jeanne Mance), Beverley Webster Rolph Hall, Montreal.

Conference Call

Dorel Industries will hold a conference call today, January 13, 2004 at 2:00 P.M. Eastern Time to discuss this latest acquisition. Interested parties can join the call by dialling (514) 807-8791 (Montreal or overseas) or 1-800-814-4860 (elsewhere in North America). The conference call can also be accessed via live webcast at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=709720 or www.q1234.com

If you are unable to call in at this time, you may access a tape recording of the call by dialling 1-877-289-8525 and entering the passcode 21027758# on your phone. This tape recording will be available on Tuesday, January 13 as of 4:00 P.M. until 11:59 P.M. Tuesday, January 20.

Profile

Dorel designs, markets and distributes brand name consumer products globally. It specializes in two market segments: juvenile products and home furnishings. Dorel's extensive product offering includes juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; and home furnishings, such as a wide variety of Ready-to-Assemble (RTA) furniture for home and office use, as well as metal folding furniture, futons, step stools, ladders and other imported furniture items.

Dorel employs approximately 4,800 people in fourteen countries. Major North American facilities are located in Montreal, Quebec; Toronto and Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts. The Company's major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names. In Canada, Dorel operates Ridgewood Industries, Carina Furniture Ltd. and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe) located in Holland and the Ampa Group, which has major facilities in France, Italy and Portugal. Brand names marketed in Europe are Maxi-Cosi, Bébé Confort, Quinny, Safety 1st, Babidéal, MonBébé and Baby Relax. Dorel's imported furniture business is carried out through Dorel Asia.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President, Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Chief Financial Officer, Secretary

January 13, 2004